# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nyxoah SA, CIK 0001857190
CUSIP: B6S7WD106
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Rue Edouard Belin 12, Mont-Saint-Guibert, Belgium (C9), 1435
Date of event which requires filing of this statement: 11/20/2025
Filed by CIK 0001870044
Persons authorized to receive notices and communications: Rob McGrory, General Counsel, Cochlear Limited, 1 University Ave., Macquarie University, New South Wales, Australia (C3), 2109, 61-2-9425-5239

## Reporting persons
- Cochlear Investments Pty Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Australia (C3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,847,283; sole dispositive power 0; shared dispositive power 5,847,283; aggregate amount beneficially owned 5,847,283 (13.59% of the class)
  Comment: Based on 43,026,460 ordinary shares ("Ordinary Shares") of Nyxoah S.A. (the "Issuer") outstanding, as stated in the Issuer's press release issued on November 20, 2025.
- Cochlear Ltd (CIK 0001870044): type of reporting person: corporation (CO); citizenship or place of organization: Australia (C3); source of funds: working capital (WC); sole voting power 0; shared voting power 5,847,283; sole dispositive power 0; shared dispositive power 5,847,283; aggregate amount beneficially owned 5,847,283 (13.59% of the class)
  Comment: Based on 43,026,460 Ordinary Shares of the Issuer outstanding, as stated in the Issuer's press release issued on November 20, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Nyxoah SA
Address of issuer's principal executive offices: Rue Edouard Belin 12, Mont-Saint-Guibert, Belgium (C9), 1435

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, Cochlear Investments directly owns 5,847,283 Ordinary Shares, representing 13.59% of the outstanding Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Cochlear Limited is the parent company of Cochlear Investments. As a result, Cochlear Limited may be deemed to indirectly beneficially own the Ordinary Shares directly held by Cochlear Investments.

The percentage of outstanding Ordinary Shares that may be deemed to be beneficially owned by each Reporting Person is set forth on line 13 of the cover sheet hereof. Such percentage was calculated based on 43,026,460 Ordinary Shares outstanding, as stated in the Issuer's press release issued on November 20, 2025.

The Reporting Persons do not have the right to acquire any additional Ordinary Shares.
Transactions in the class effected during the past sixty days: The reported share amounts for the Reporting Persons reflect amounts as of the date hereof. Other than the purchase by Cochlear Investments Pty Limited of 215,964 Ordinary Shares pursuant to the Issuer's public offering of Ordinary Shares pursuant to the Issuer's prospectus supplement filed with the Securities and Exchange Commission on November 13, 2025, the Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days.

## Signatures
- Cochlear Investments Pty Ltd: /s/ Kristy Jo, Kristy Jo/Company Secretary (11/24/2025)
- Cochlear Ltd: /s/ Rob McGrory, Rob McGrory/Company Secretary (11/24/2025)